UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

Commission file number 1-9247

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CA Savings Harvest Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CA, Inc., One CA Plaza, Islandia, New York 11749

Report of Independent Registered Public Accounting Firm

CA Savings Harvest Plan Committee
CA Savings Harvest Plan:

We have audited the accompanying statements of net assets available for benefits of CA Savings Harvest Plan (the Plan) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the plan years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the plan years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of schedule H, line 4a, — schedule of delinquent participant contributions for the year ended December 31, 2012 and schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2012 are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
New York, New York
June 25, 2013

CA SAVINGS HARVEST PLAN
Statements of Net Assets Available for Benefits
December 31, 2012 and 2011

	2012	2011
Assets:
Investments, at fair value
Mutual funds	$944,854,806	$848,691,848
Common collective trusts	163,683,024	126,302,816
ESOP stock fund	146,917,217	125,302,251
Total investments, at fair value	1,255,455,047	1,100,296,915
Receivables:
ERISA account	378,754	191,914
Employer contributions	28,047,528	28,900,501
Participant contributions	44,692	89,778
Notes receivable from participants	18,686,038	17,326,174
Total receivables	47,157,012	46,508,367
Total assets	1,302,612,059	1,146,805,282
Liabilities:
Administrative expenses payable	176,290	157,825
Net assets available for benefits, at fair value	$1,302,435,769	$1,146,647,457

See accompanying Notes to Financial Statements.

CA SAVINGS HARVEST PLAN
Statements of Changes in Net Assets Available for Benefits
Plan Years ended December 31, 2012 and 2011

	2012	2011
Additions to net assets available for benefits:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$105,073,757	$(55,819,741)
Dividend income	30,987,692	14,620,645
Total investment income/(loss)	136,061,449	(41,199,096)
Interest income on notes receivable from participants	738,510	765,440
Contributions:
Participants	77,253,275	77,777,098
Employer	35,724,715	43,036,980
Total contributions	112,977,990	120,814,078
ERISA account	1,469,246	567,596
Total additions	251,247,195	80,948,018
Deductions from net assets available for benefits:
Participant withdrawals and benefit payments	94,645,787	106,743,171
Administrative expenses	813,096	465,638
Total deductions	95,458,883	107,208,809
Net increase/(decrease) in net assets available for benefits	155,788,312	(26,260,791)
Net assets available for benefits at beginning of year	1,146,647,457	1,172,908,248
Net assets available for benefits at end of year	$1,302,435,769	$1,146,647,457

See accompanying Notes to Financial Statements.

CA SAVINGS HARVEST PLAN
Notes to Financial Statements
December 31, 2012 and 2011

(1)	Description of the Plan

The following description of the CA Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

(a)	General

The Plan was originally adopted by CA, Inc. (the Company or the Plan Sponsor) effective January 1, 1981 and is a defined contribution plan. All U.S. employees, U.S. expatriates, and Puerto Rico employees of the Company on U.S. payroll who meet eligibility requirements may participate in the Plan. The plan year end is December 31.

The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CA Savings Harvest Plan Committee (the Plan Committee) appointed by the Board of Directors of the Company. The assets of the Plan are maintained and transactions therein are executed by Fidelity Management Trust Company, the trustee of the Plan (the Trustee).

(b)	Eligibility

Employees are eligible to participate in the Plan with respect to pre-tax and after-tax contributions effective on their hire date. Eligibility with respect to employer matching and employer discretionary contributions occurs in the month following completion of one full year of service.

(c)	Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $17,000 and $16,500 for the calendar years ended December 31, 2012 and 2011, respectively. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $5,500 for the calendar years ended December 31, 2012 and 2011. Participants may also contribute on an after-tax basis up to the Internal Revenue Service (IRS) limits. The Plan also contains a non-leveraged employee stock ownership plan (ESOP) feature. The ESOP Stock Fund consists of the common stock of the Company.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s eligible compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended December 31, 2012 was $15,508,232 of which $7,831,045 was funded from plan forfeitures. The total matching contribution for the plan year ended December 31, 2011 was $15,049,300, of which $896,354 was funded from plan forfeitures. Additional information concerning the Plan's forfeiture amounts for plan year ended December 31, 2011 is detailed in footnote 5.

In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the Compensation and Human Resources Committee of the Board of Directors may, in its sole discretion, determine. The discretionary contribution for the plan year ended December 31, 2012 was $28,047,528, which was paid in the form of 1,012,180 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who was an employee of the Company on December 31 of that plan year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all eligible participants for such plan year. The discretionary contribution for the plan year ended December 31, 2012 was allocated directly to the ESOP Stock Fund and funded into each eligible participant’s account on May 21, 2013. Subsequent to this initial allocation, the participants of the Plan have the right to re-direct these investments into the other investment options available under the Plan. The discretionary contribution for the plan year ended December 31, 2011 was $28,884,034, which was paid in the form of 1,144,375 shares of common stock of the Company.

(d)    Vesting

Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company and earnings thereon vest as follows as of March 31, 2008 and thereafter:

Percent vested	After years of service
0%	Less than 1
33%	1
66%	2
100%	3

Participants are 100% vested in their matching and discretionary contributions upon the completion of three years of service, with respect to contributions made after March 31, 2008. In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age while still an active employee, or upon termination of the Plan.

Prior to March 31, 2008, matching and discretionary contributions vested according to one of the following two vesting schedules:

Percent vested with respect to portion of account attributable to matching and discretionary contributions made for plan years ending prior to March 31, 2002	Percent vested with respect to portion of account attributable to matching and discretionary contributions made for plan years beginning on or after March 31, 2002 and prior to March 31, 2008	After years of service
0%	0%	Less than 1
0%	0%	1
0%	20%	2
20%	40%	3
40%	60%	4
60%	80%	5
80%	100%	6
100%	100%	7

(e)	Participant Accounts

A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Participant account balances include contributions, earnings, losses and if applicable, expenses, allocated to such account. Participant accounts shall be allocated with proportional earnings, losses, and expenses attributable to the respective investment funds invested in such accounts in a manner which bears the same ratio as such earnings, losses and expenses bear to the value of all such accounts within each respective fund.

(f)	Investment Options

The assets of the Plan are held in custody by the Trustee. As of December 31, 2012, participants were able to invest in any of the following investment fund options or any combination of these options:

Mutual Funds

Fidelity Institutional Money Market Portfolio — invests in the highest-quality U.S. dollar denominated money market securities of domestic and foreign issuers, U.S. Government securities, and repurchase agreements.

PIMCO Total Return Fund Institutional— invests in all types of bonds, including U.S. Government, corporate, mortgage and foreign and maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years) while also investing in shorter or longer maturity bonds.

Fidelity Puritan Fund Class K— invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.

Dodge and Cox Stock Fund — invests at least 80% of its assets in a broadly diversified portfolio of common stocks.

Vanguard Institutional Index Fund — employing ‘passive management’, this fund invests substantially all of its assets in the common stocks that make up the Standard and Poor’s 500 Index.

Vanguard Inflation Protected Securities Fund Institutional Shares — invests at least 80% of assets in inflation-indexed bonds issued by the U.S. government in order to provide inflation protection and income consistent with investment in inflation-indexed securities.

Artisan Mid Cap Fund Institutional Class—invests primarily in U.S. companies with at least 80% of its assets in what the investment manager believes to be medium-sized companies.

Fidelity Low Priced Stock Fund Class K— invests at least 80% of its assets in what the investment manager believes to be low-priced stocks.

Fidelity Contrafund Class K—invests in securities of domestic and foreign issuers whose value the fund’s manager believes is not fully recognized by the public. The fund may invest in ‘growth’ or ‘value’ stocks, or both.

Fidelity Small Cap Stock Fund — invests at least 80% of its assets in common stocks of companies with small market capitalizations.

Artisan Mid Cap Value Fund Institutional Shares — invests primarily in U.S. companies with at least 80% of its assets in what the investment manager believes to be medium-sized companies.

Thornburg International Value Fund Class R5— primarily invests in foreign securities or depository receipts of foreign securities.

American Beacon Small Cap Value Fund — invests at least 80% of its assets in equity securities of U.S. companies with market capitalization of $3.0 billion or less at the time of investment.

Vanguard Total Stock Market Index Fund - employs a passive management strategy designed to track the performance of the MSCI US Broad Market Index, which consists of all the U.S. common stocks traded regularly on the New York Stock Exchange and the NASDAQ over-the-counter market.

Vanguard Total Bond Market Index Fund - employs a passive management strategy designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Index. It invests at least 80% of assets in bonds held in the index.

Vanguard Extended Market Index Fund - employs a passive management strategy designed to track the performance of the Standard & Poor’s Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies.

Vanguard Total International Stock Fund - employs a passive management strategy designed to track the performance of the MSCI All Country World ex USA Investable Market Index, an index designed to measure equity market performance in developed and emerging markets, excluding the United States.

Common Collective Trust Funds

Pyramis Institutional Large Cap Core Commingled Pool — a unitized fund option that invests in securities that the fund believes have sustainable competitive advantages in their respective industries or in market leaders expected to sustain strong earnings growth in their respective markets.

Pyramis Index Lifecycle Commingled Pools (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050) — these are not mutual funds; they are asset allocation commingled pools of the Pyramis Group Trust for Employee Benefit Plans that are managed by Pyramis Global Advisors Trust Company (PGTAC). They seek total return until the Pool’s target retirement year. They invest in a diversified portfolio of equity index, fixed income index and / or short term products.

Stock

ESOP Stock Fund — invests solely in the common stock of the Company.

Of the investment options listed above, on November 14, 2012, the Artisan Mid Cap Fund Institutional Class replaced the Artisan Mid Cap Fund Investor Class, the Artisan Mid Cap Value Fund Institutional Shares replaced the Artisan Mid Cap Value Fund Investor Shares, the Fidelity Contrafund Class K replaced the Fidelity Contrafund, the Fidelity Low Priced Stock Fund Class K replaced the Fidelity Low Priced Stock Fund, the Fidelity Puritan Fund Class K replaced the Fidelity Puritan Fund, the Thornburg International Value Fund Class R5 replaced the Thornburg International Value Fund Class R4, the Vanguard Inflation Protected Securities Fund Institutional Shares replaced the Vanguard Inflation Protected Securities Fund Investor Shares, and the American Funds Growth Fund of America Class R5 was removed from the plan and remaining assets were transferred into the Fidelity Contrafund Class K.

Participants may direct contributions or transfer their current investment balances between funds on a daily basis.

(g)	Withdrawals and Payment of Benefits

The Plan provides for benefit distributions to Plan participants or their beneficiaries upon the participant’s retirement, termination of employment, total disability or death. Any participant may also apply to make in-service withdrawals of all or part of his/her vested account balance subject to specific in-service withdrawal of after-tax contributions, age 59½ withdrawals and hardship withdrawal criteria in the Plan.

(h)    Notes Receivable from Participants

Participants may take a loan from their vested account balance for any reason. The minimum loan amount is $1,000 and the maximum amount that can be borrowed is 50% of a participant’s vested account balance up to $50,000 and reduced by the highest outstanding loan balance of the participant in the 12-month period prior to taking the loan.

If a participant does not repay his/her outstanding loan balance at the time (s)he elects a distribution of his/her vested account balance or if a participant misses any loan payments and does not make up the missed payments in full (including accrued interest) within a 30-day period (notice of which will be provided in writing from the Trustee), the amount of the participant’s outstanding loan will be defaulted and reported to the IRS as a taxable distribution. A 10% early distribution penalty may also apply.

Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or the participant’s beneficiaries may be entitled. Currently, interest rates on plan loans are fixed based on the prevailing market rate (prime rate plus 1%) when the application for the loan is submitted. The interest rate on plan loans originated during the plan year ended December 31, 2012 was 4.25%. All loans are being repaid in equal semimonthly installments, generally through payroll deductions and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of December 31, 2012 and 2011 bore interest ranging from 4.25% to 9.75%, and the terms ranged from 1 to 20 years. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $39,037 and $37,768 for the plan years ended December 31, 2012 and 2011, respectively.

(i)	Administrative Expenses

Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration. Trustee fees and other administrative and recordkeeping expenses charged to the Plan by Fidelity Investments Institutional Operations Company (FIIOC) are initially paid by the ERISA Account (see footnote 1(k)) on a quarterly basis. This process is automatic, therefore each quarterly invoice reflects a total amount due and a balance due after the ERISA Account credit has been applied. The balance of the quarterly invoice is then paid out of the Plan’s forfeiture account. If at any time the amount available in the forfeiture account does not cover the remaining fees, the Company would then be responsible for payment.

(j)	Forfeited Accounts

When participants leave the Company, the unvested portion of their Employer Contribution Account (matching and discretionary) is forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have five consecutive one year breaks-in-service. At December 31, 2012 and 2011, forfeited non-vested accounts totaled $17,598 and $384,874, respectively, and were available to fund future employer contributions and to pay administrative expenses of the Plan as noted above.

(k)	ERISA Account

The Trustee and the Plan maintain a revenue sharing arrangement whereby a portion of the revenue earned by the Trustee from certain funds is passed through to the Plan for payment of permitted plan expenses. In order for the Plan to receive credits as a result of this revenue sharing arrangement, and to use this credit to pay plan expenses, the Company created the ERISA Account under the Plan. The ERISA Account is a cash account within the Plan, similar in design to forfeiture accounts, and is used to record keep the redistribution of plan-generated fund revenue and expenses that exceed the costs associated with plan administration. All assets in this account are invested in the Fidelity Institutional Money Market Portfolio.

When the plan investments pay out revenue-sharing above the current quarter’s plan administration fees, the amount exceeding the current quarter’s fee is deposited in the ERISA Account, and is available for payment of future plan expenses. The ERISA Account balance was $766,638 at December 31, 2012 and $97,563 at December 31, 2011. There is also a credit of $378,754 and $191,914 due to the ERISA Account as of December 31, 2012 and 2011 for the fourth quarter of the year, which has been reflected in the Statements of Net Assets Available for Benefits.

(l)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts.

(2)	Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The more significant accounting policies followed by the Plan are as follows:

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual method of accounting.

(b)	Investments Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments in mutual funds and the ESOP Stock Fund are stated at fair value based upon quoted prices in published sources. Common collective trusts are stated at fair value based on the Net Asset Value (NAV) of the pooled investments, which is used as the practical expedient. They are valued independently by the investment managers; however, the daily prices are not published in public sources similar to mutual funds. Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest is recorded when earned. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(c)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Fair value of notes receivable approximates their cost. Delinquent participant notes are reclassified as distributions based upon the terms of the plan document.

(d)	Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(e)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits. At December 31, 2012 and 2011, approximately 11.28% and 10.93% respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is entirely dependent upon the market’s evaluation of the performance of the Company.

(f)	Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.

(3)	Investments

The following individual investments exceeded 5% of the Plan’s net assets available for benefits at December 31, 2012 and 2011:

	December 31, 2012	December 31, 2011
Mutual funds, at fair value:
Fidelity Contrafund Class K	$126,114,548	**
Fidelity Contrafund	**	$76,831,465
Fidelity Institutional Money Market Portfolio	181,960,662	181,398,561
Fidelity Puritan Fund Class K	75,365,963	**
Fidelity Puritan Fund	**	70,375,617
PIMCO Total Return Fund Institutional	107,129,166	94,282,232
Dodge and Cox Stock Fund	66,182,174	*
Thornburg International Value Fund Class R5	86,169,017	**
Thornburg International Value Fund Class R4	**	84,239,664
Vanguard Institutional Index Fund	84,183,858	72,078,377
Artisan Mid Cap Fund Institutional Class	67,556,955	**
Artisan Mid Cap Fund Investor Class	**	59,346,887
ESOP Stock Fund, at fair value	146,917,217	125,302,251
____________

*	Investment did not exceed 5% of the Plan’s net assets as of the Plan year-end.
** See accompanying footnote 1(f) which explains recent change to share classes of certain funds.

During the plan years ended December 31, 2012 and 2011, the Plan’s investments appreciated/(depreciated) in value (including investments bought, sold, and held during the year) as follows:

	December 31, 2012	December 31, 2011
Mutual funds	$77,845,598	$(27,732,712)
Common collective trusts	17,583,699	(2,316,767)
ESOP Stock Fund	9,644,460	(25,770,262)
	$105,073,757	$(55,819,741)

Fair Value Measurements:

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value measured on a recurring basis as of December 31, 2012 and 2011:

	December, 31, 2012
	Level 1	Level 2	Level 3	Total
Common stock
ESOP Stock Fund	$146,917,217	$—	$—	$146,917,217
Mutual funds
Large cap	283,303,870	—	—	283,303,870
Mid cap	157,048,627	—	—	157,048,627
Small cap	19,782,897	—	—	19,782,897
Balanced	75,365,963	—	—	75,365,963
Fixed income	137,632,771	—	—	137,632,771
Money market	181,960,662	—	—	181,960,662
International	89,760,016	—	—	89,760,016
Common collective trusts
Large cap	—	38,515,255	—	38,515,255
Balanced	—	125,167,769	—	125,167,769
Total	$1,091,772,023	$163,683,024	$—	$1,255,455,047

	December, 31, 2011
	Level 1	Level 2	Level 3	Total
Common stock
ESOP Stock Fund	$125,302,251	$—	$—	$125,302,251
Mutual funds
Large cap	239,671,951	—	—	239,671,951
Mid cap	141,074,834	—	—	141,074,834
Small cap	17,527,420	—	—	17,527,420
Balanced	70,375,617	—	—	70,375,617
Fixed income	113,699,634	—	—	113,699,634
Money market	181,398,561	—	—	181,398,561
International	84,943,831	—	—	84,943,831
Common collective trusts
Large cap	—	35,720,597	—	35,720,597
Balanced	—	90,582,219	—	90,582,219
Total	$973,994,099	$126,302,816	$—	$1,100,296,915

Fair value is the price that would be received for an asset or the amount paid to transfer a liability in an orderly transaction between market participants. Classification of assets and liabilities should be based on the following fair value hierarchy:

•	Level 1: Quoted prices in active markets that are unadjusted and accessible at the measurement date for identical, unrestricted assets or liabilities.

•
Level 2: Quoted prices for identical assets and liabilities in markets that are not active, quoted prices for similar assets and liabilities in active markets or financial instruments for which significant inputs are observable, either directly or indirectly; and

•	Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds: Valued at quoted prices reported on the active market on which the securities are traded.

Common Collective Trusts: Valued at the NAV of shares held by the Plan at year end. There are no restrictions as to the redemption of these common collective trusts nor does the Plan have any contractual obligations to further invest in any of the individual common collective trusts.

There have been no changes in the methodology used at December 31, 2012 and 2011 and there were no transfers between levels for the year ended December, 31, 2012. The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Management & Research Company (FMR), an affiliate of Fidelity Management Trust Company (FMTC) and FIIOC. Certain other plan investments are units of common collective trusts managed by Pyramis Global Advisors Trust Company (PGATC), a wholly owned subsidiary of FMR. Investment management fees and costs of administering the mutual funds and collective trusts are paid to FMR from the mutual funds and to PGATC from the collective trusts and are reflected in the net appreciation/depreciation of the mutual funds and collective trusts. Since FMTC is the Trustee, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to FMTC and FIIOC were $760,204 and $529,474 for the plan years ended December 31, 2012 and 2011, respectively, and include participant fees and recordkeeping and administrative costs.

Of the $760,204 paid to FMTC and FIIOC for the plan year ended December 31, 2012, $23,005 was paid from plan forfeitures, $115,834 was paid from participant accounts, and $621,365 was paid from the ERISA Account (see footnote 1(k) for a description of the ERISA Account). Of the $529,474 paid to FMTC and FIIOC for the plan year ended December 31, 2011, $22,428 was paid from plan forfeitures, $130,754 was paid from participant accounts and $376,292 was paid from the ERISA Account. The Plan also holds shares of common stock of the Plan Sponsor, a party-in-interest with respect to the Plan. All transactions with the Trustee and the Plan Sponsor are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(5)	Tax Status

The IRS has determined and informed the Company in a letter dated March 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan was restated effective March 31, 2009. In January 2010, an Application for Determination of Employee Benefit Plan and an Application for Determination of Employee Stock Ownership Plan (Forms 5300 and 5309, respectively) were submitted to the IRS. Although a response has not been received, the Plan Committee and the Plan’s counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable provisions of the IRC.

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury (the “Puerto Rico Department of Treasury”) dated January 25, 2011, stating that the Plan is qualified under Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended, and that the trust established under the Plan will be entitled to exemption from Puerto Rico income taxes. The Plan intends to apply for a determination letter from the Puerto Rico Department of Treasury to confirm that it remains qualified under the applicable sections of the Puerto Rico Internal Revenue Code for a New Puerto Rico of 2011, as amended (the “PRIRC”), pursuant to PRIRC Sections 1081.01(a) and (d).

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize (or derecognize) a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS or, with respect to the Puerto Rico participants in the Plan, the Puerto Rico Department of Treasury. The Plan Sponsor has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition (or derecognition) of a liability (or asset) or disclosure in the financial statements. The Plan is subject to audits by the IRS; however, there are currently no audits in progress for any tax periods. As of December 31, 2012, the Plan was not subject to audits or investigations by the Puerto Rico Department of Treasury.

During an internal review of the Plan completed in March 2012, the Company discovered that the forfeiture of non-vested terminated participants’ account balances had not been administered in accordance with the Plan. This error relates to the non-vested account balances of terminated participants who incurred five or more consecutive one-year breaks in service. This error was continuous for at least 15 years and as a result, the non-vested account balances of these terminated participants accumulated to approximately $6 million (in participant accounts) as of March 31, 2012. Therefore, these amounts were not made available in the forfeiture account to restore prior forfeitures, pay administrative expenses or fund employer contributions at the first available time. This error had no impact on the Statement of Net Assets Available for Benefits or the Statement of Changes in Net Assets Available for Benefits. The Plan Committee corrected this operational error before September 30, 2012 in accordance with the IRS’s Voluntary Correction Program under the Employee Plans Compliance Resolution System (EPCRS). The IRS issued a compliance statement dated October 31, 2012 constituting a resolution of this error. The correction process provides that amounts currently forfeitable are forfeited (withdrawn from participant accounts and transferred to the Plan’s forfeiture account within the trust) at which time they will be immediately available to restore prior forfeitures, pay plan expenses and fund employer contributions as per the Plan document.

(6)	Non-Exempt Transactions

Certain participant contributions were not remitted to the Plan within the period specified by the U.S. Department of Labor’s Regulation 29 CFR Section 2510.3-102. These untimely contributions constituted nonexempt transactions between the Plan and the Company.  The total late remittances amounted to $1,103,235. The Company is in the process of making the necessary filings under the U.S. Department of Labor’s Voluntary Fiduciary Correction Program.  The late remittances are reported on Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions.

Supplemental Schedule
CA SAVINGS HARVEST PLAN

Schedule H, Line 4a — Schedule of Delinquent Participant Contributions

For the year ended December 31, 2012

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total fully Corrected Under VFCP and PTE 2002-51
Check here if late Participant Loan Repayments are Included: ☑	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending correction in VFCP
$1,103,235	$—	$—	$1,103,235	$—

See accompanying report of independent registered public accounting firm.

Supplemental Schedule 2
CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2012

(a)	Identity of issuer, borrower, lessor or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Cost (d)	Current value (e)
	Vanguard Institutional Index Fund	Mutual Fund, 644,988.187 shares	**	$84,183,858
	Vanguard Inflation Protected Securities Fund Institutional Shares	Mutual Fund, 1,961,579.290 shares	**	22,793,551
	Vanguard Total International Stock Fund	Mutual Fund, 119,500.786 shares	**	3,590,999
	Vanguard Extended Market Index Fund	Mutual Fund, 47,966.458 shares	**	1,890,358
	Vanguard Total Stock Market Index Fund	Mutual Fund, 198,293.800 shares	**	6,823,290
	Vanguard Total Bond Market Index Fund	Mutual Fund, 695,225.745 shares	**	7,710,054
	PIMCO Total Return Fund Institutional	Mutual Fund, 9,531,064.580 shares	**	107,129,166
	Dodge and Cox Stock Fund	Mutual Fund, 542,921.851 shares	**	66,182,174
	Artisan Mid Cap Fund Institutional Class	Mutual Fund, 1,730,011.647 shares	**	67,556,955
	Artisan Mid Cap Value Fund Institutional Shares	Mutual Fund, 1,833,423.144 shares	**	38,116,867
	American Beacon Small Cap Value Fund	Mutual Fund, 928,774.534 shares	**	19,782,897
	Thornburg International Value Fund Class R5	Mutual Fund, 3,073,074.778 shares	**	86,169,017
*	Pyramis Institutional Large Cap Core Commingled Pool	Common Collective Trust, 3,633,854.388 units	**	38,515,255
*	Fidelity Puritan Fund Class K	Mutual Fund, 3,884,843.483 shares	**	75,365,963
*	Fidelity Contrafund Class K	Mutual Fund, 1,627,074.541 shares	**	126,114,548
*	Fidelity Institutional Money Market Portfolio	Mutual Fund, 181,960,662.260 shares	**	181,960,662
*	Fidelity Low Priced Stock Fund Class K	Mutual Fund, 650,723.858 shares	**	25,684,071
*	Fidelity Small Cap Stock Fund	Mutual Fund, 1,315,664.806 shares	**	23,800,376
*	Pyramis Index Lifecycle 2000 Commingled Pool	Common Collective Trust, 28,910.214 units	**	329,865
*	Pyramis Index Lifecycle 2005 Commingled Pool	Common Collective Trust, 53,508.886 units	**	614,817
*	Pyramis Index Lifecycle 2010 Commingled Pool	Common Collective Trust, 166,768.043 units	**	1,961,192
*	Pyramis Index Lifecycle 2015 Commingled Pool	Common Collective Trust, 872,670.791 units	**	10,105,528
*	Pyramis Index Lifecycle 2020 Commingled Pool	Common Collective Trust, 1,271,428.516 units	**	14,227,285
*	Pyramis Index Lifecycle 2025 Commingled Pool	Common Collective Trust, 2,365,393.765 units	**	26,634,334
*	Pyramis Index Lifecycle 2030 Commingled Pool	Common Collective Trust, 2,194,905.434 units	**	23,507,437
*	Pyramis Index Lifecycle 2035 Commingled Pool	Common Collective Trust, 1,909,789.621 units	**	20,492,043
*	Pyramis Index Lifecycle 2040 Commingled Pool	Common Collective Trust, 1,517,162.634 units	**	16,066,752
*	Pyramis Index Lifecycle 2045 Commingled Pool	Common Collective Trust, 642,926.077 units	**	6,821,446
*	Pyramis Index Lifecycle 2050 Commingled Pool	Common Collective Trust, 418,923.044 units	**	4,407,070
*	CA, Inc.	Common Stock, 6,658,847.928 shares	**	146,917,217
*	Plan participants	1,890 Loans to participants with interest rates ranging from 4.25% to 9.75% and terms from 1 to 20 years	**	18,686,038
	Total			$1,274,141,085

*	Party-in-interest as defined by ERISA

**	Cost information is not required for participant directed investments and therefore is not included

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN

By: /s/ James H. Hodge
Member of the Committee of the
CA Savings Harvest Plan

Date: June 25, 2013

EXHIBIT INDEX

Exhibit 23.1    Consent of Independent Registered Public Accounting Firm